UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32871

Comcast Corporation

(Exact name of registrant as specified in its charter)

One Comcast Center
Philadelphia, PA 19103-2838
(215) 286-1700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Special Common Stock, $0.01 Par Value

(Title of each class of securities covered by this Form)

Class A Common Stock, $0.01 Par Value
2.0% Exchangeable Subordinated Debentures due 2029
5.00% Notes due 2061
5.50% Notes due 2029
9.455% Guaranteed Notes due 2022

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Comcast Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Executive Vice President, General Counsel and Secretary

Date: December 22, 2015